October 19, 2009
Via EDGAR

Angela Connell
Reviewing Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NW
Washington, D.C. 20549

Mail Stop 4720

Re:	First Community Bancshares, Inc. Form 10-Q for the Fiscal Quarter Ended June 30, 2009 File No. 000-19297

Dear Ms. Connell:

This letter is provided on behalf of First Community Bancshares, Inc. (“First Community,” the “Company,” “we,” or “our”) in response to your letter of October 7, 2009, regarding the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the referenced filings;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the referenced filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This is to confirm our October 16 and 19, 2009, telephone conversations with Commission staff.  We appreciate your extension of the timeframe for responding to the most recent letter to November 13, 2009.  This will enable us complete and file the Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.  We anticipate accelerating the inclusion of many of the additional disclosure and discussion items requested in your comment letters.

If I can be assistance in the meantime, please do not hesitate to call or email.

Sincerely,

/s/ David D. Brown

David D. Brown
Chief Financial Officer

CC:           Chris Harley
 Staff Accountant